Exhibit 21.1

Project Tennis Entity List

The ADT Corporation (a Delaware corporation)

Country	Entity	State
Canada	ADT Security Services Canada, Inc. *
Gibraltar	Tyco International (Gibraltar) III Limited
Puerto Rico	ADT Puerto Rico, Inc.
United States	ADT Canada Holdings, Inc.	DE
United States	ADT Holdings, Inc.	DE
United States	ADT Investments, Inc.	DE
United States	ADT LLC	DE
United States	ADT US Holdings, Inc.	DE
United States	Barricade Merger Sub, Inc.	NV
United States	Electro Signal Lab, Inc.	DE
United States	S2 Mergersub Inc.	NJ

*	Post spin-off, name is expected to change to ADT Canada, Inc.